UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 06, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc (the 'Company')

06 January 2016

Notification of transactions by executive directors and other persons discharging managerial responsibility ('PDMRs')

Pursuant to our obligations under Disclosure Rule 3.1.4(R), we hereby advise that we were notified on 6 January 2016 of the following acquisition of interests in ordinary shares in Amec Foster Wheeler plc in lieu of the 2015 interim dividend paid to shareholders on 5 January 2016.

Director/PDMR	Ordinary Shares purchased	Purchase date and place	Purchase price

Ian McHoul	57	5 January 2016, London	440.21p
Simon Naylor	1,761	5 January 2016, London	440.21p
Gary Nedelka	271	5 January 2016, London	440.21p
John Pearson	1,492	5 January 2016, London	440.21p
Roberto Penno	688	5 January 2016, London	440.21p

Helen Morrell

Senior Assistant Company Secretary

+44 (0)1565 683233

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 January 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary